ENERPLUS CORPORATION
The Dome Tower, Suite 3000
333 – 7th Avenue SW
Calgary, Alberta   T2P 2Z1

T. 403-298-2200 F. 403-298-2211
www.enerplus.com

NEWS RELEASE

January 18, 2011

Enerplus to present at the CIBC Whistler Institutional Investor Conference

CALGARY, Alberta – Enerplus Corporation ("Enerplus") (Ticker Symbol ERF - TSX and NYSE) is pleased to advise that Mr. Robert J. Waters, Senior Vice President and Chief Financial Officer, will provide an update on Enerplus' activities via a presentation at the CIBC Institutional Investor Conference in Whistler, British Columbia on Thursday, January 20, 2010 at 2:40 pm PT (5:40 pm ET). Investors are invited to listen to a live audiocast of the presentation at:

http://webcasts.welcome2theshow.com/cibc201101

Enerplus is one of Canada's oldest and largest independent oil and gas producers with a portfolio of both early stage resource plays and mature, cash-generating properties. We are focused on creating value for our investors through the successful development of our properties and the disciplined management of our balance sheet. Through these activities, we strive to provide investors with a competitive return comprised of both growth and income.

Enerplus shares trade on the Toronto and New York Stock Exchanges under the symbol "ERF".

Electronic copies of our financial statements, press releases, and other public information are available on our website at www.enerplus.com.

For further information, please contact Investor Relations at 1-800-319-6462 or e-mail investorrelations@enerplus.com.

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Gordon J. Kerr
President & Chief Executive Officer
Enerplus Corporation